UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13D/A

                     Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*

                               Conolog Corporation
                                 (Name of Issuer)

                         Common Stock, $1.00 Par Value
                         (Title of Class of Securities)

                                  208254-40-9
                                 (CUSIP Number)

                             Arnold N. Bressler, Esq.
          One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165
                               (212) 594-5300
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                               February 5, 1997
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box___.

Check the following box if a fee is being paid with the statement___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent there to reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		ROBERT S. BENOU
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      a. o
                                                               b. x
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3	SEC USE ONLY

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4	SOURCE OF FUNDS*

		PF, OO
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5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):
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6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
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	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		1,691,221
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8	SHARED VOTING POWER

		-0-
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9	SOLE DISPOSITIVE POWER

	       116,221
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10	SHARED DISPOSITIVE POWER

		-0-
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	     1,691,221
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		 69.3%
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14	TYPE OF REPORTING PERSON*

		IN
----------------------------------------------------------------






1	NAME OF REPORTING PERSON
	S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

		ARPAD J. HAVASY
----------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   a. o
                                                            b. x
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3	SEC USE ONLY

----------------------------------------------------------------
4	SOURCE OF FUNDS*

		OO
----------------------------------------------------------------
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e):

                                                               o
----------------------------------------------------------------
6	CITIZENSHIP OR PLACE OF ORGANIZATION

		USA
----------------------------------------------------------------
	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7	SOLE VOTING POWER

		 26,726
----------------------------------------------------------------
8	SHARED VOTING POWER

		-0-
----------------------------------------------------------------
9	SOLE DISPOSITIVE POWER

	      26,726
----------------------------------------------------------------
10	SHARED DISPOSITIVE POWER

		-0-
----------------------------------------------------------------
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	      26,726
----------------------------------------------------------------
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                               o
----------------------------------------------------------------
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

		 2.4%
----------------------------------------------------------------
14	TYPE OF REPORTING PERSON*

		IN
----------------------------------------------------------------




	The initial Schedule 13D of Robert S. Benou and Arpad J. Havasy (the "Schedule 13D") relating to the common stock, par value $1.00 per share, issued by Conolog Corporation is hereby amended by this Amendment No. 4 as follows:

Item 1.

	This Amendment relates to the shares of common stock, par value $1.00 per share, of Conolog Corporation, a Delaware corporation
        (the "Company"). The address of the principal executive office of the Company is 5 Columbia Road, Somerville, New Jersey 08876.

Item 2.	Identity and Background

      1.  (a)     Robert S. Benou.

          (b) Mr. Benou's business address is 5 Columbia Road, Somerville, New Jersey 08876.

          (c)     Mr. Benou is a director and President of the Company.

         (d-e) During the last five years, Mr. Benou has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

          (f)     Mr. Benou is a citizen of the United States.

      2.  (a)     Mr. Arpad J. Havasy.

          (b) Mr. Havasy's business address is 5 Columbia Road, Somerville, New Jersey 08876.

          (c) Mr. Havasy is a director, Executive Vice President, Secretary and Treasurer of the Company.

         (d-e) During the last five years, Mr. Havasy has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

          (f)     Mr. Havasy is a citizen of the United States.

Item 5.	Interest in Securities of the Issuer.

        (a) - (b) In the event the balance of the option more fully described in Item 6 is exercised, Mr. Benou will be the beneficial owner of 1,691,221 shares of New Common Stock. This represents 69.3% of the Company's issued and outstanding New Common Stock. Mr. Benou's beneficial ownership will be comprised of (i) 116,221 shares over which he has sole voting and dispositive power and (ii) 1,575,000 shares which CNL Holdings has an option to acquire of which 241,667 shares are presently owned by The Chase Manhattan Bank formerly Chemical Bank
        (the "Bank") and 1,333,333 shares may be acquired pursuant to the Bank's conversion right under the Conolog Corporation Allonge.

            Mr. Havasy is the beneficial owner of 26,726 shares of New Common Stock, representing, 2.4% of the Company's issued and outstanding shares, over which he has sole voting and dispositive power.

        Messrs. Benou and Havasy each disclaims beneficial ownership of the shares owned by the other.

           (c) Pursuant to certain transactions more fully described in Item 6, Mr. Benou may acquire the power to vote 1,575,000 shares of New Common Stock which CNL Holdings has an option to acquire of which 241,667 shares are presently owned by the Bank and 1,333,333 shares may be acquired pursuant to the Bank's conversion right under the Conolog Corporation Allonge.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        As previously reported, the principal amount owing to the Bank, under the Amended and Restated Term Loan Agreement dated as of August 2, 1995 between the Company and the Bank (the "Loan Agreement") at June 30, 1996 was $1,012,500 and the unpaid accrued interest was $50,000. The Bank and the Company have entered into the Conolog Corporation Allonge, dated as of September 11, 1996 and Amendment No. 1 thereto dated as of January 31, 1997, pursuant to which the Amended and Restated Term Note dated as of August 2, 1995 between the Company and the Bank (the "Note") was amended to permit the conversion in whole or in part by the Bank of the unpaid principal and interest due under the Note into 1,400,000 shares of the Company's New Common Stock. The conversion right may be exercised by the Bank or its assignee. The Bank has agreed to defer all payments of principal and interest under the Note until April 16, 1997.

         The Bank and CNL Holdings, Inc. ("CNL Holdings") have entered into an Option and Purchase, Sale and Assignment Agreement dated as of September 12, 1996 (the "Option Agreement") and Amendment No. 1 thereto dated as of January 31, 1997. Under the Option Agreement the Bank has granted an option to CNL Holdings to purchase all of the Bank's interest in (i) the Loan Agreement, (ii) the Note and (iii) the 375,000 shares of the Company's New Common Stock owned by the Bank. The option has an expiration date of April 15, 1997. The Company and CNL Holdings have entered into an agreement dated as of September 12, 1996, (the "Agreement") and Amendment No. 1 thereto dated as of January 31, 1997, whereby CNL Holdings has agreed to lend up to $2,500,000 to the Company under certain circumstances and the Company has agreed to file a registration statement (the "Registration Statement") with the Securities and Exchange Commission for CNL Holdings to register the 375,000 shares of New Common Stock owned by the Bank and the 1,400,000 shares of New Common Stock into which the
Note is convertible (the "Acquired Shares"). Pursuant to an Irrevocable Proxy dated September 12, 1996, Mr. Benou would have the sole power to vote the Acquired Shares held by CNL Holdings in the event CNL Holdings exercises its option to acquire the Bank's shares.


Item 7.	Material to be Filed as Exhibits.

        The following are attached as exhibits hereto:

       Exhibit 9. Amendment No. 1 dated January 31, 1997 to Conolog Corporation
                  Allonge (dated September 11, 1996) between the Bank and the Company.*

       Exhibit 10.Amendment No. 1 dated January 31, 1997 to Option and
                  Purchase, Sale and Assignment Agreement (dated as of September 12, 1996) between the Bank and CNL Holdings.*

* Incorporated by reference to the Company's Current Report on Form 8-K dated January 31, 1997.

                                SIGNATURES

		After reasonable inquiry, and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


						/S/
						       Robert S. Benou


						/S/
						       Arpad J. Havasy
Dated:  March 18, 1997